

Received SEC
MAR 09 2011
Washington, DC 20549


Whirlpool
CORPORATION

1911 100 2011


Whirlpool
CORPORATION

100 Years



# of Achievement

Whirlpool Corporation will celebrate its 100th Anniversary on November 11, 2011.



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Principe

11.11.11

- 1 → #1 global major appliance share
- 1 → First to offer consumers an electric, motor-driven wringer washer in 1911
- 1 → First to market the countertop microwave oven
- 1 → First to develop the self-defrosting refrigerator
- 1 → First to offer consumers a toll-free phone number for service inquiries
- 1 → #1-selling major appliance brand in the United States

Bauknecht bringt den idealen Wasch-Vollautomaten: für jeden Haushalt, für jeden Anspruch!

Bauknecht

Whirlpool

DISPLAY ROOM

ELECTRIC SERVIC

FEATURING UPTON ELECTRIC WASHERS and WRINGERS

A Century of Achievement; A New Century of Opportunity

Founded on November 11, 1911, Whirlpool Corporation's time- and labor-saving innovations have transformed home and family life during the last century. Driven by the belief that everyone needs a comfortable place to call home, we are focused on improving lives one home, one family at a time.

For 100 years, achieving great things with character and integrity has set Whirlpool Corporation apart from the rest. Achievement alone has no value if it isn't done the right way — through an exertion of extraordinary will and uncompromised principle.

This foundation sets the stage for our second century ... a century that holds the promise of new and exciting opportunities for Whirlpool Corporation, our employees, our shareholders, and the families who use our products each and every day, everywhere around the world.

1911 100 2011

100 years

Whirlpool Corporation achieved improved results in 2010. Delivering on our operating priorities for the year, we reduced costs, performed well in the marketplace and continued to provide consumer-relevant innovations. We generated solid free cash flow, improved our operating margins and strengthened our financial position for the year — all indicators that our brand-value creation strategy is working.

As we enter 2011, our 100th year in business, we celebrate a century of innovations that have helped create the modern household. The philosophies set by the founders of this company — Lou and Emory Upton and Lowell Bassford — 100 years ago remain the foundation for Whirlpool Corporation today. Our founders were ahead of their time in product ingenuity, quality consciousness, consumer insights and satisfaction, and concern for the well-being of employees and society overall.

For 100 years, providing products that meet specific consumer needs and doing business with both integrity and character have been our hallmarks. Through the Great Depression, two World Wars, and the rapid economic changes and challenges of more recent years, those ideals have guided our growth from a small washing machine company to the global leader in major home appliances. These principles will guide us into our next century of opportunity as we build on our strong heritage and values to generate growth and create long-term value for our shareholders.

Chairman's Letter



Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

2010 Fiscal Results

We saw a return to growth in 2010 with our revenues growing 7 percent to $18.4 billion. Net earnings per share were $7.97 per diluted share compared to $4.34 per diluted share reported for 2009. Cash flow from continuing operations reached $1.1 billion, and we reduced total debt levels by approximately $400 million. In addition, we paid $132 million in dividends while maintaining a $1.4 billion cash balance. Overall, we made strong progress toward our value creation objectives.

Value Creation Objectives


+5% – 7% REVENUE
+10% – 15% EARNINGS PER SHARE GROWTH
4% – 5% FREE CASH FLOW* % TO SALES

Strategy Drives Performance

During the year, we saw improvements in the marketplace despite global pricing pressures and increasing material costs. Our international businesses performed well, led by our Latin America and Asia regions. Our North America region saw industry growth for the first time in four years. We achieved record branded share levels during the year, and we remain confident in the opportunities that exist in the North America market. As evidence, in 2010 we broke ground on a new state-of-the-art cooking facility in Tennessee, part of our four-year investment of $1 billion in our U.S. operating footprint.

We remain committed to delivering all elements of our brand-value creation strategy — focusing on consumer-relevant innovation, providing the industry's best service to our trade customers and end consumers, and driving lower costs and higher product quality across our global operations. We know that our strong brands, fueled by innovation, enable us to attract and retain loyal customers for life. And it is through these trusted brands that we provide strong value to our consumers.

*For a definition of Free Cash Flow, see page 34.

Our ongoing innovation investments resulted in one of the most successful years of bringing new products to the marketplace. We launched products in every major category around the world during the year. These global product launches were recognized externally for sustainability, design and innovation. We ranked fifth on *Fast Company's* 2010 list of the World's Most Innovative Companies in the consumer products category. We also were recognized in 2010 for our continued industry leadership and unique sense of responsibility. Here are just a few examples of the recognition we received during the year:

- Whirlpool Corporation was named one of the 100 Most Trustworthy Companies in America by *Forbes* and Audit Integrity.
- Whirlpool Corporation was named one of the Top 25 Most Respected U.S. Companies for the third consecutive year by *Forbes* and the Reputation Institute.
- Whirlpool Corporation was recognized with the 2010 ENERGY STAR® Sustained Excellence award by the U.S. Environmental Protection Agency. This is the company's 11th ENERGY STAR® award and fifth consecutive Sustained Excellence win.
- Whirlpool Corporation was recognized as one of the top 125 U.S. companies in *Newsweek's* second annual Green Rankings.

2011 Operating Priorities

We have been through challenging times in our 100-year history, and the last few years were some of the most difficult. A volatile marketplace is the new normal and, as a result, our operating priorities remain unchanged from the previous year. We will continue to concentrate on introducing higher-margin innovations, realizing significant cost productivity, and achieving profitable growth driven by some recovery in demand in the developed economies and by continued strong growth in many emerging markets. These efforts, combined with our commitment to create value by building strong brands fueled by innovative product offerings, will supply opportunities for growth in 2011 and beyond.


WHR
LISTED
NYSE
NYSE Euronext
1911
100
2011
NOVEMBER
11
THURSDAY

Jeff M. Fettig (with gavel) and members of Whirlpool Corporation's leadership team ring The NYSE Euronext Closing Bell® on November 11, 2010, to kick off Whirlpool Corporation's yearlong 100th Anniversary Celebration.

From left to right: Blair A. Clark, David T. Szczupak, David A. Binkley, Marc Bitzer, Roy W. Templin, D. Jeffrey Noel, Jeff M. Fettig, Gregory A. Fritz, Michael A. Todman, José A. Drummond, Daniel F. Hopp, Nancy A. Tennant.

A Century of Achievement; The Next Century of Opportunity

Whirlpool Corporation is a company with a remarkable history and an even more exciting future. In the pages that follow, you will discover our proud heritage and the ample opportunities we have to profitably grow the business as an ethical and responsible global citizen. These opportunities will come through investment in consumer-relevant innovations; appliance growth in new and emerging markets; expansion into higher-margin, faster-growing adjacent businesses; and advancement of our global brand portfolio.

In our 100th year, I want to thank you, our shareholders, for your continued confidence and support. I couldn't be prouder to be associated with this organization. Today, we have a strong foundation and more opportunities to create value for shareholders than ever before.

I also want to recognize all employees — yesterday and today — for their commitment to making this company great. Throughout our history, our successes have come because of our global employees who have come together around shared values and a common commitment to improve the lives of people — one home, one family at a time.

Sincerely,

Jeff M. Fettig

Jeff M. Fettig

Chairman of the Board and Chief Executive Officer

Financial Highlights

(Millions of dollars, except share and employee data)	2010	2009	% Change
Net sales	$18,366	$17,099	7.4%
Net earnings available to Whirlpool	$ 619	$ 328	88.8%
Per share on a diluted basis	$ 7.97	$ 4.34	83.6%
Whirlpool stockholders' equity	$ 4,226	$ 3,664	15.4%
Total assets	$15,584	$15,094	3.2%
Return on equity [(1)]	15.7%	9.8%	5.9 pts.
Book value per diluted share [(2)]	$ 54.48	$ 48.48	12.4%
Dividends per share	$ 1.72	$ 1.72	0.0%
Share price			
High	$118.44	$ 85.01	39.3%
Low	$ 71.00	$ 19.19	270.0%
Close	$ 88.83	$ 80.66	10.1%
Shares outstanding at December 31 (in 000s)	76,030	74,704	1.8%
Number of employees	70,800	66,900	5.8%


Revenue
$ in billions
$18.4
$18.1
$19.4
$18.9
$17.1
Diluted Earnings per Share from Continuing Operations
$7.97
$6.35
$8.10
$5.50
$4.34
Cash Flow Provided by Continuing Operating Activities
$ in millions
$1,078
$880
$927
$327
$1,550
Debt/Total Capital (3)
36.7%
41.2%
34.5%
46.0%
43.6%

(1) Net earnings divided by average Whirlpool stockholders' equity.
(2) Total Whirlpool stockholders' equity divided by total outstanding shares.
(3) Debt divided by debt, Whirlpool stockholders' equity and noncontrolling interests.

The Next Century of Opportunity

Whirlpool Corporation has grown from our origins as a Midwestern U.S. company with one patent, one product and one customer to the major appliance industry's global leader. Today, our workforce totals 71,000 and our products are sold in more than 130 countries under the world's most recognized brands, including *Whirlpool, Maytag, KitchenAid, Jenn-Air, Amana, Brastemp, Consul, Bauknecht* and *Gladiator.*

The success Whirlpool Corporation has experienced is, in no small part, due to the fortitude of our founding families and the influence and continuity of Whirlpool Corporation leaders who have guided the company for the last century. However, what Whirlpool Corporation has that sets us apart from all the rest is our people and our character. We share a mutual respect for one another, a commitment to doing the right thing, and a passion for exceeding consumer needs and expectations.

Every Home, Everywhere. For 100 years, we have achieved great things with character and integrity. These principles will guide us into our next century of opportunity as we focus on profitable growth and creating long-term value through innovative product offerings in categories like refrigeration and laundry, expansion into adjacent businesses like garage storage and water filtration, and growth in developing economies.

Whirlpool Corporation is well positioned to take advantage of the ample opportunities that exist as we enter our second century in business. We are operating in ways that drive value creation while also enhancing the environment and society. We have an outstanding portfolio of consumer-preferred brands, strong innovation, and the skills and talent to deliver sustainable growth and shareholder value.

Global Branded Consumer Products Company


GROW THE CORE APPLIANCE BUSINESS
EXTEND THE CORE APPLIANCE BUSINESS
EXPAND BEYOND THE CORE
affresh
Major appliances
Products or services that are dependent on and related to our core business
Stand-alone businesses that leverage our core competencies and core business infrastructure

Innovation

Whirlpool Corporation has always been a leader in linking new technology with groundbreaking design. From the Uptons' first electric wringer washer to the newest *Whirlpool Duet* laundry pair with *6th Sense* technology, we have set ourselves apart throughout our history to offer differentiated, sustainable performance. In the highly competitive 21st Century, Whirlpool Corporation resolves to serve our global customers in increasingly innovative ways — efficiently and nimbly. Technologies like *6th Sense* are shared across regions, and innovations move quickly around the globe, from Europe to Asia and to North and South America.

$3.6 billion

innovation revenue in 2010



Whirlpool *brand* Duet *laundry pair.*

When Whirlpool Corporation co-founder and visionary Lou Upton acquired the patent for a wringer washer in 1911, his machinist-uncle Emory Upton equipped the washer with an electric motor. Their efforts resulted in an entirely new type of washing machine and transformed a household chore that once took all day into a task that could be completed in just hours. This kind of collaborative innovation was an early example of the creative process at Whirlpool Corporation that has led to 100 years of making life easier and better for our consumers.

1911

The original 1911 Upton Machine Company motor-driven, electric wringer washer.



2010

An affordable, entry-level wash station innovation in India.

Our innovation pipeline is rich with ideas, producing $3.6 billion in innovation revenue during 2010 despite a challenging global economic environment. While such results are remarkable and significant, the success of embedded innovation goes well beyond added revenues. The true measure of this vast accomplishment lies in the structure of the process itself.

In 2011, we are reinvigorating our innovation efforts, tapping our entire global organization to bring new innovations forward, from everyone, everywhere.

At Whirlpool Corporation, our culture of innovation enables us to deliver real, sustainable value to families in ways never before seen in either the company or the home appliance industry. Just as Emory Upton put an electric motor on his nephew's hand-operated washer, Whirlpool Corporation continues to uncover new ways to transform home and family life, providing timely, relevant solutions that excite our shareholders, consumers and employees.

"We've made significant progress in terms of cost and quality, but even becoming the best in the world on both counts would provide Whirlpool only a platform for survival, nothing more. Absent innovation and value, home appliances built from such a base will be viewed by customers as commodities.

"To thrive and create shareholder value, Whirlpool must differentiate itself and its products from competitors and their products. How? By understanding better than anyone in the industry the present and future needs of consumers and trade customers. We believe that our research in those areas is the most exhaustive in the home-appliance industry."

— Excerpt taken from the 1993 Letter to Shareholders signed by David R. Whitwam, Former Chairman of the Board and Chief Executive Officer

Global Growth

The Upton Machine Company (renamed The Nineteen Hundred Corporation in 1929 and then Whirlpool Corporation in 1950) was founded by Lou and Emory Upton in Benton Harbor, Michigan, to produce electric motor–driven wringer washers. With the financial aid of Lowell Bassford, the small family business got its start on November 11, 1911. Lou's younger brother, Fred Upton, joined the company soon after and was an integral part of the business.

As early as the mid-1930s, the stage was set for Whirlpool Corporation to sell appliances in France, Sweden, Iceland and South Africa. This was followed by a successful partnership in Brazil in the 1950s. Building on these early international successes, we declared a bold vision in the 1980s of meeting consumer needs in "Every Home, Everywhere" around the world. Whirlpool Corporation was the first appliance company to truly take a strategic view of the global industry. Our ability to adapt and customize products to address local needs and expectations has transformed us into the global industry leader we are today.

Keeping our core appliance business healthy and growing is a fundamental component of our global growth strategy. We expect to see tremendous growth as more consumers in emerging markets are able to purchase appliances and benefit from the quality and convenience they provide. But beyond just emerging markets, we also expect growth in more established countries during the next five years due to our strong consumer brand positions. We continue to expand our brand portfolio across all product categories to create the next generation of solutions that make life easier and better.

More Diversified Than Ever Before

Sales by Region


2008
Europe, Middle East, Africa 21%
Latin America 19%
North America 57%
Asia 3%
2010
Europe, Middle East, Africa 17%
Latin America 25%
North America 53%
Asia 5%

Whirlpool Corporation's family has grown to include other companies that — though separated by continents — all share the same entrepreneurial spirit and value system as the Upton Machine Company founders, ultimately creating a company of families for families.


Maytag
UPTON
Bauknecht
IGNIS

"Lou, Emory and Fred were believers. They believed if they did their work well and stood behind the products they built, others would believe in them and their products too.

"Over the years, leadership has passed to a succession of believers ... from Lou Upton to Bud Gray, then to John Platts, and now to me ... all of us equally dedicated to maintaining the philosophies of the founders.

"In addition to preserving our heritage and protecting the values we hold dear, it is my challenge to lead us where we can compete and succeed internationally. Our markets now and in the future are not in the United States alone. We are serving and competing in a global marketplace."

— Excerpt taken from a 1986 open letter signed by Jack Sparks, Former Chairman of the Board and Chief Executive Officer

Global Appliance Leader

Whirlpool Corporation's global footprint positions us well to grow our business around the world. In today's global marketplace, we remain committed to being flexible and agile, and to meeting the unique needs of consumers everywhere around the world with our consumer-relevant, life-enhancing innovations.


Countries where Whirlpool Corporation products are sold.

Today, Whirlpool Corporation's products are sold in more than 130 countries.

Adjacent Businesses

The Whirlpool Corporation of today makes strategic growth decisions in ways that complement our core appliance business. It is our strength in our core appliance business that has created opportunities to expand into adjacent businesses, such as water filtration products; small appliances; kitchen cookware, cutlery and utensils; and laundry organization.

This portion of our business now extends beyond the kitchen and laundry room and is a rapidly growing, value-creating and integral part of our global consumer products company strategy. Our *Gladiator* GarageWorks storage solutions are reinventing the garage. Our *Affresh* products offer new solutions for the laundry room and the kitchen. Our water filtration systems run throughout the house, and our cooking grills form the hub of new living spaces outside the four walls of the home.



#1 recommended dishwasher
and disposal cleaner*
el limpiador de lavaplatos y triturador
de basura más recomendado*
affresh
Dishwasher &
disposal cleaner
Limpiador de lavaplatos y
triturador de basura
removes odor from
dishwashers and disposals
quita el olor de los lavaplatos
y trituradores de basura
DANGER!
¡PELIGRO!
6 TABLETS TABLETAS
120 g (4.2 oz.)

Affresh *cleaner tablets.*







KitchenAid *small appliances.*

Expansion into new businesses is nothing new for Whirlpool Corporation. As early as 1914, to sustain the business, the Upton Machine Company looked for revenue streams outside the core appliance business. From air rifles to camp kits and from manifold heaters to organs, critical business decisions were made to ensure the company's long-term success.


UPTON
KAMP-KOOK-KIT
UPTON MACHINE CO. ST. JOSEPH, MICHIGAN, U.S.A.


Upton Manifold Heaters
FOR
DODGE BROTHERS
COUPES - SEDANS - TOURING CARS - TRUCKS
Model C—Upton Heater to fit Dodge Bros. cars, equipped with the Air Cleaner, starting with serial number A688307, of June 19, 1926. Floor Board register installation.
Model C
Model D—Upton Heater to fit Dodge Bros. cars with six volt electrical equipment motors, but without the air cleaner. Floor Board register installation.
Model D
Models A and B—Upton Heater, to fit Dodge Brothers cars manufactured before January 1, 1926.
Model "A" for Dash Installation
Floor Board Model B Installation
All Upton Heaters are constructed of regular auto body steel which makes them very substantial—they are symmetrical in appearance, easy of installation and deliver the maximum heat generated from the manifold.
Special Deflecting Register
Spreads the heat at the register. These deflectors can be placed right over the register opening without the necessity of drilling any holes.
List price, 50 cents each.
Special Deflecting Register
Manufactured by the
Upton Machine Company
St. Joseph, Michigan, U. S. A.

Our products occupy the most valuable real estate in homes around the world, and we take that responsibility seriously. We make consumers' lives easier so they have more time to do the things they enjoy and to be with the ones they love.



Gladiator *GarageWorks storage solutions.*


1911
100
2011

Employees

What makes Whirlpool Corporation special? At the core, it's our people — their passion, commitment and integrity.

Whirlpool Corporation began as a modest enterprise with just a few employees. At that time, everyone knew one another by name, worked in close proximity and had the single objective of building quality washing machines for the company's only customer.

As our customers and our product offerings grew, so did our talent pool. But Whirlpool Corporation never lost sight of one important fact: People matter. It is for this reason the company's founding entrepreneurs provided paid vacations in 1917 — a concept nearly unheard of at the time — pioneered early forms of profit sharing in 1936, and built an employee recreation area to promote work-life balance in Comerio, Italy, in 1950.

And today, as it has for nearly a century, Whirlpool Corporation maintains a strong connection to the workplace environment and a commitment to fostering an atmosphere where everyone — in every region of the world — can participate fully.

Consistently named as one of the most respected U.S. companies, we've received external recognition for being a top company for leaders by *Fortune*, one of the best employers in Argentina, and one of the best companies to work for in Brazil, India and Mexico.

We are an employer of choice, known for our leadership, diversity and inclusion, innovation, customer service, corporate citizenship and environmental stewardship.

Since day one, the core of Whirlpool Corporation's success has been a team of people who are driven by our strong values of respect, integrity, diversity and inclusion, teamwork and a spirit of winning. As we enter a new century of opportunity, we are more committed than ever before to build on our legacy, working together to accomplish more than we individually ever thought possible.


Top Companies
for Leaders 2009
FORTUNE
rbl
The RBL Group
Hewitt

Whirlpool Corporation was named a Top Company for Leaders in this bi-annual ranking.


Brastemp
Nº 21.000
DE
1954
31-DEZEMBRO-1954

In 1954, employees in Brazil celebrate the creation of the Brastemp *brand and production of the first 21,000 units.*

At the heart of Whirlpool Corporation's success are employees who pour their energy, creativity and passion into improving home life for families around the world. Our history is one of aspirational entrepreneurs, visionary leaders and honest, hardworking, everyday people who care deeply for their families, their communities and the future of Whirlpool Corporation itself.

"Your company will diligently maintain the quality and style of its products; and to keep its factories modern and complete; and to endeavor to give consistent work to its employees as economic conditions will permit.

"Accomplishment of the above should bring results beneficial to our stockholders."

— Excerpt taken from the 1934 Letter to Stockholders
signed by Louis C. Upton, Founder and Former President



Whirlpool Corporation leaders in Europe recognize our 100th anniversary.



Instituto Consulado da Mulher®   *Cook for the Cure®*   *Boys & Girls Clubs of America®*

Our Unique Sense of Responsibility

Habitat for Humanity International build held in Macedonia.

What truly distinguishes Whirlpool Corporation is our Unique Sense of Responsibility. We have built a culture of responsibility that is good for the business, the environment and society overall.

"1969 saw continuation of determined efforts on the part of Whirlpool and its subsidiaries to make meaningful contributions to the improvement of the social climate in the communities where our facilities are located. We have long held that no business can separate itself from the affairs and problems of the society of which it is a part and hope to grow and prosper."

— Excerpt taken from the 1969 Letter to Shareholders
signed by Elisha Gray II, Former Chairman, and Jack H. Platts, Former President

Throughout our 100-year history, Whirlpool Corporation has operated within the core principle that there is no right way to do a wrong thing. We believe that financial success is only sustainable when we remain true to our fundamental values. Through social engagement, local community involvement and programs that protect the environment, Whirlpool Corporation is demonstrating our long-standing commitment to the communities where we work and live.

Environmental Responsibility. Decades before sustainability was trendy, Whirlpool Corporation strove for higher appliance efficiency standards, lower greenhouse gas emissions and a smaller carbon footprint. And we challenged other companies to join us. By embracing our responsibility for creating a better environment, we've proudly become the industry leader. Today we offer families innovative products with recyclable parts and lower water and energy usage. As part of our four-year, $1 billion U.S. investment, our newest facilities are or will be LEED-certified. Similarly, our plants throughout the world continue to find ways to reduce waste, recycle responsibly and run cleaner.

Social Engagement. Throughout our history, Whirlpool Corporation has built strategic partnerships that allowed us to dare to dream that we could build a better society for all. During our 2011 Anniversary Year, we will expand our commitment to Habitat for Humanity International to provide funding, volunteerism or appliances to help Habitat families in every region around the world. We are proud of the results realized through the power of this type of partnership and teamwork.

Community Spirit. As part of our culture, the people of Whirlpool Corporation help improve lives by investing volunteer hours, financial resources and expertise in their neighborhoods. Our mission is to create lasting value and demonstrate our active sense of community spirit. In 2010, *Consul* brand's Instituto Consulado da Mulher® participated in the sixth annual Clinton Global Initiative. Consulado presented its methodologies and performance results to public, private and non-governmental leaders from around the world, demonstrating the extraordinary transformation they have helped to achieve locally by empowering low-income women to develop entrepreneurial skills.

There is an innate personal connection between Whirlpool Corporation and the communities in which we operate. As we begin our next century of opportunity, our people will continue to live by the values that have guided our actions by focusing on one home, one family at a time.


1911
100
2011



Strongest Global



Brand Portfolio

For 100 years, Whirlpool Corporation's brands have been an integral part of daily life. Our brands are trusted. Our brands are preferred by consumers. Our brands are platforms for innovation.


Whirlpool
HOME APPLIANCES

Whirlpool

The *Whirlpool* name can be found on hand-operated washing machines dating back to the Horton Manufacturing Company of Fort Wayne, Indiana, in 1906. The hand-operated technology had to be used next to a source of water, and the machine was soon eclipsed by more convenient machinery. Little was heard of the *Whirlpool* name for well over a decade. The *Whirlpool* name once again emerged when the Nineteen Hundred Washer Company acquired it in 1922. In 1929, the Upton Machine Company merged with the Nineteen Hundred Washer Company to become The Nineteen Hundred Corporation.

In 1947, The Nineteen Hundred Corporation focused on the development of an automatic, spinner-type washer for Sears Roebuck & Co. under the *Kenmore* brand. Noting the popularity of the product, in 1948, to reach new customers, The Nineteen Hundred Corporation created a dual-distribution system, retaining its partnership with Sears while also marketing its own washing machine under the *Whirlpool* brand name. This institutionalized the use of the *Whirlpool* brand on appliances and, in 1950, to heighten brand awareness around its successful new offering, the company changed its name to Whirlpool Corporation.

Available to consumers nearly everywhere in the world, *Whirlpool*, the company's flagship brand, has an unmatched passion for creating solutions that fit into every consumer's lifestyle and budget. Leveraging a century of expertise in the appliance industry, the *Whirlpool* brand continuously provides consumers with innovative, high-performing, resource-efficient products.

In 2010, the *Whirlpool* brand continued its proud tradition of innovation with product launches in every major category around the world. From a laundry pair with an LCD touch-screen interface in North America to a side-by-side refrigerator with fully-flush handles in Europe to a portable, frost-free refrigerator in Argentina and a three-door refrigerator in China, the *Whirlpool* brand offers products that address the unique needs of consumers around the world.

For the last century, Whirlpool Corporation has introduced innovations that make the act of doing housework less of a chore. As a global leader in major appliances, the company's flagship *Whirlpool* brand demonstrates how our heritage continues to inspire innovation.







MAYTAG

Maytag

The *Maytag* brand's strong foundation of dependability, quality and performance can be traced to 1907, when Frederick Louis (F.L.) Maytag built and sold his first washing machine. F.L. Maytag entered the washer business with one goal in mind: to build quality appliances from durable and long-lasting materials. The Maytag Corporation, including its flagship *Maytag* brand, was acquired by Whirlpool Corporation in 2006.

Backed by more than a century of commitment to F.L. Maytag's ideals, today, *Maytag* brand products feature commercial-grade components for powerful performance with a contemporary design that conveys strength. In 2010, the *Maytag* brand brought 21st-Century innovations to its consumers. The new, high-efficiency *Maxima* front-load laundry pair delivers top-notch performance with a contemporary new look, and the *Bravos X* laundry pair offers high-efficiency cleaning in the top-load category. In the kitchen, *Maytag* delivered the new four-door *Ice₂O* easy-access refrigerator and the *Gemini* double-oven range.

The *Maytag* brand's reach extends beyond just the kitchen and laundry room. The brand recently formalized a partnership with the Boys & Girls Clubs of America® with a $4.5 million commitment. The program, which will take place over a three-year period, will support and reward consistently dependable Clubs across the United States and on U.S. military installations around the world and, as a result, will help to strengthen the character of high-performing young people. As part of the new venture, the "Maytag Dependable Club Award" will support Clubs that have demonstrated a commitment to greatness and have a strong plan to make an even greater impact on youth in the future.








KitchenAid
FOR THE WAY IT'S MADE®

KitchenAid

KitchenAid is an enduring brand that understands the power that cooking and food have to bring people together. The history of the brand extends more than a century, rooted primarily in two inventions — the dishwasher, by socialite Josephine Garis-Cochrane in 1893, and the first commercial stand mixer by engineer Herbert Johnson at the Hobart Manufacturing Company.

Since introducing its iconic stand mixer in 1919, *KitchenAid* brand has grown to offer the broadest selection of premium kitchen products of any appliance brand. Acquired by Whirlpool Corporation from Dart and Kraft in 1986, *KitchenAid* brand offers everything from small appliances to cookware, dishwashers to double-oven ranges, and whisks to wine cellars — virtually everything consumers need to enhance their cooking experience.

KitchenAid brand recently introduced its *Pro Line* Series. Its ranges, refrigerators, dishwashers and microwave hood combinations provide the look and feel of professional equipment. The brand also introduced the industry's first dual-fuel double-oven range featuring the industry's largest oven capacity. *KitchenAid* brand also enhanced its dishwasher category leadership with the introduction of the top-of-the-line *Superba* series, which combines wash and dry results better than any other premium brand. And, in our Europe, Middle East and Africa region, the brand launched its *Chef Touch* cooking system for home use, a cooking system that previously was available only for commercial use by top-rated restaurants around the world.

Known for its social commitments, in just nine years the brand has raised more than $8 million for the fight against breast cancer through Cook for the Cure®, a partnership between KitchenAid and Susan G. Komen for the Cure®. The brand also launched "1,000 Cooks for the Cure," a U.S. fundraising event.








JENN-AIR

Jenn-Air

Founded as The Jenn-Air Products Company in 1947 by Louis J. Jenn in Indianapolis, Indiana, *Jenn-Air* appliances have delivered precision craftsmanship, high-end cooking innovation and distinctive styling since the introduction of the first self-ventilated cooktop in 1961. The *Jenn-Air* brand was acquired by Maytag Corporation in 1982. Acquired as part of the Maytag Corporation acquisition in 2006, the *Jenn-Air* brand now represents the super-premium segment of the Whirlpool Corporation brand portfolio.

Jenn-Air brand transforms consumers' cooking spaces into luxury kitchens. Its products feature industry-leading technology wrapped in elegant design to give cooks the power to deliver superior results. By striking the perfect balance between relentless innovation and designer styling, *Jenn-Air* brand appliances stand alone as the most preferred luxury cooking brand.

In many ways, 2010 marked a relaunch of the *Jenn-Air* brand. Using a combination of technology and innovation, *Jenn-Air* introduced a completely new collection of luxury appliances that combine best-in-class performance with an ultra-sophisticated design. Boasting such upgrades as the industry's best-performing wall ovens, first "no preheat" mode and first full-color, touch-anywhere LCD control panel with built-in Culinary Center, the new collection quickly earned accolades from influential media and designers. These included the 2010 International Design Excellence Awards (IDEA) Bronze Award, the Consumer Electronics Association's Innovations 2010 Design and Engineering Award, and *Builder News'* Best Products.

Along with an entirely new product line in four distinct styles, the brand launched a new retail strategy that makes the collection now available only to those retailers offering the highest commitment to providing the level of service expected by the super-premium consumer.






Amana

Amana

The story of the *Amana* brand began in 1934 with George C. Foerstner, who founded Amana Refrigeration, Inc., taking its name from its city of origin, Amana, Iowa. The *Amana* brand has produced industry firsts like the side-by-side refrigerator in 1949, the bottom-freezer refrigerator in 1957 and the countertop microwave oven in 1967. Product introductions such as these rocked the appliance market and cemented the brand's strength as a household name and a symbol of quality.

Acquired by Raytheon Manufacturing Company in 1965 and purchased by Goodman Manufacturing in 1997, the *Amana* major appliance and commercial microwave business was sold to Maytag Corporation in 2001. The brand's recognition and quality hold true today under the leadership of Whirlpool Corporation, which acquired the brand as part of the Maytag acquisition in 2006.

Today, *Amana* appliances are created for people who have the desire to find simple solutions at an affordable price — people who want easy-to-use, attractive appliances, but don't want to spend extra money on the latest bells and whistles. To meet these needs, *Amana* brand appliances provide uncomplicated assistance with everyday household tasks and still look great in the home.

In 2010, the *Amana* brand launched the *Tandem* front-load laundry pair. The smart new laundry pair features uniquely designed *Touch and Go* controls that make washing a load of laundry as simple as knowing how to press a button. With a low price point, sleek design and all of the essential features, the *Tandem* laundry pair exemplifies the *Amana* brand's position in the marketplace.







Brastemp

The story of the *Brastemp* brand began in 1945 when Bolivian-born Miguel Etchenique emigrated to São Paulo, Brazil, and founded Companhia Distribuidora Geral Brasmotor to distribute automobiles in Brazil. When his automobile company partner severed the relationship, Etchenique saw an opportunity. He and his sons, Antonio and Hugo Miguel, transitioned the company to refrigerator production, forming the *Brastemp* brand. Etchenique's company would go on to form a partnership with Whirlpool Corporation in 1957 and become part of Whirlpool Corporation in 1997.

Today, the *Brastemp* brand is consistently one of the most recognized appliance brands throughout Brazil. This recognition comes from the brand's long history of originality and reputation as an innovation pioneer. Today the *Brastemp* brand leads all major home appliance innovations within Brazil and is among the 10 "Top of Mind" brands. In Brazil, the word *Brastemp* is synonymous with high quality.

Brastemp products go beyond function to deliver innovative solutions through unique design and amazing features like the trend-setting inset handle on the new *Clean* refrigerator. *Brastemp* brand recently entered into a new adjacent business with *Fly*, a stylish broom-shaped vacuum cleaner, exclusively created by designer Karim Rashid.

In 2011, the *Brastemp* brand will expand its social network outreach while continuing its focus on sustainability.








consul
Parte da sua casa

Consul

For more than 60 years, the *Consul* brand has been part of Brazilian homes. It began in 1947, when Consul Carlos Renaux asked two auto repairmen — Guilherme Holderegger and Rudolf Stutzer — in Brusque, Brazil, to repair his new kerosene-powered refrigerator. The mechanics had never seen such a device. To learn how it worked, they had to dismantle the refrigerator and put it back together piece by piece. This experiment set the stage for the launch of the first *Consul* brand appliance in 1950.

Today, *Consul* brand appliances are found in nearly 60 percent of Brazilian homes. *Consul* brand products are designed to make life a little easier for families so their lives are more enjoyable. The brand translates consumers' needs into relevant products that are reliable and easy to use.

Expanding further into adjacent businesses, in 2010, *Consul* brand introduced small, compact water purifiers that can be installed and maintained by consumers as well as a microwave — with three indicator levels — that eliminates the need for consumers to determine their own cook times or power levels. The *Consul* brand also introduced three new vacuum cleaners, expanding its presence in the vacuum cleaner segment.

By bringing more convenience to everyday life, the *Consul* brand continues to see growth in new categories, like air conditioners, and is creating powerful new connections with consumers.




Bauknecht
Live today.

Bauknecht

The story of the *Bauknecht* brand began with founder Gottlob Bauknecht in 1919, when he opened his first electrotechnical workshop in Taiflingen, Germany. The engineer and passionate inventor wanted to make heavy work easier, so he devoted himself to the development and improvement of the electric motor. In 1948, Bauknecht turned his innovative energies to the kitchen and the household. His first product was *Allfix,* a food processor with a *Bauknecht* electric motor. This was followed in 1951 by the first *Bauknecht* refrigerator. In 1982, *Bauknecht* was integrated into the Philips Group, and in 1989 it became part of Whirlpool Corporation.

A regional brand in Europe with a strong German heritage, today the *Bauknecht* brand stands for quality, reliability and premium performance. Keenly focused on consumers who enjoy life with family and friends and care about the environment, the *Bauknecht* brand makes life more comfortable for consumers by offering high-quality appliances and technologies that provide comfort in use and make healthy living easy.

Building on Gottlob Bauknecht's legacy of innovation, *Bauknecht* brand introduced several new appliances in 2010, including a new top-load washer and front-load laundry pair that use advanced sensor technology to continually monitor the wash-and-dry process and automatically adapt the cycle to save time, energy and water. The brand's advanced technology also helps keep food fresher four times longer in the new *ProFresh Combi* refrigerator by automatically monitoring and adjusting the humidity and temperature inside the refrigerator.

Bauknecht brand continues to focus on and deliver stylish and modern designs that remain contemporary for many years. In 2010, the brand received 15 prestigious awards for outstanding design, user-friendliness, quality and sustainability — including a Red Dot design award and 14 Plus X awards.








GLADIATOR
GARAGEWORKS
BY WHIRLPOOL CORPORATION

Gladiator

The original idea for *Gladiator* GarageWorks was born from innovation when consumers expressed the need to somehow organize their garage clutter. Armed with this consumer knowledge and seeing the garage as an untapped room within the home, Whirlpool Corporation launched the *Gladiator* GarageWorks brand in 2003.

Built for the harsh environment of the garage, *Gladiator* GarageWorks has a product to fit every lifestyle. Flexible and versatile solutions let the products grow and move to meet ever-changing consumer needs.

Even in a difficult economy, storage optimization is becoming a higher priority. In fact, the garage is quickly becoming the No. 1 priority for consumer spending within homes. Beyond the garage, *Gladiator* GarageWorks' line of tool chests, cabinets, wall systems, flooring, workbenches and appliances work well in other areas of the home, including mud rooms, laundry rooms and basements. With products that are tough, versatile and provide optimal organization, *Gladiator* GarageWorks has quickly established itself as a leading brand in the growing $6 billion storage industry.

Gladiator GarageWorks brand continues to expand its product offering with innovative new products focused on meeting consumers' growing storage and organization needs. In addition, the brand's full-service design and installation offering continues to grow and will be available to more consumers than ever before.

Growth opportunities abound both within North America and internationally. Currently in four countries on three continents, *Gladiator* brand expects to be available to consumers in 10 countries by the end of 2011.



Before

After

FINANCIAL SUMMARY

The following is a summary of Whirlpool Corporation's financial condition and results of operations for 2010, 2009 and 2008. For a more complete understanding of our financial condition and results, this summary should be read together with Whirlpool Corporation's Consolidated Financial Statements and related notes, and "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's Proxy Statement and in the Financial Supplement to the 2010 Annual Report on Form 10-K filed with the Securities and Exchange Commission, both of which are also available through the Internet at www.whirlpoolcorp.com.

ABOUT WHIRLPOOL

Whirlpool Corporation ("Whirlpool") is the world's leading manufacturer of major home appliances with revenues over $18 billion and net earnings available to Whirlpool of $619 million in 2010. We are a leading producer of major home appliances in North America and Latin America and have a significant presence in markets throughout Europe and India. We have received worldwide recognition for accomplishments in a variety of business and social efforts, including leadership, diversity, innovative product design, business ethics, social responsibility and community involvement. We conduct our business through four reportable segments, which we define based on geography. Our reportable segments consist of North America, Latin America, Europe, and Asia. Our customer base is characterized by large, sophisticated trade customers who have many choices and demand competitive products, services and prices. The charts below summarize the balance of net sales by reportable segment for 2010, 2009 and 2008, respectively:

In addition, as we grow revenues from our core products, our strategy is to extend our core business by offering products or services that are dependent on and related to our core business and expand beyond the core into adjacent products through stand-alone businesses that leverage our core competencies and core business infrastructure.

2010 OVERVIEW

Whirlpool and the appliance industry as a whole faced significant macroeconomic challenges across much of the world in 2010. We experienced strong signs of global economic recovery during the first six months of 2010 with higher than expected demand complemented by stable currencies, input costs and appliance pricing. However, during the second half of 2010 we experienced a significant slowing in sales growth, especially in North America, increased material costs and competitive global pricing pressure. Despite these challenging market conditions, we experienced volume increases in all geographic regions compared to 2009, especially in our Latin America region where unit volumes increased more than 16% compared to 2009, and our Asia region where unit volumes increased more than 22% compared to 2009.

Competition in the home appliance industry remained intense in all global markets we serve. In addition to our traditional competitors Electrolux, General Electric, and Kenmore in North America, the emerging global competitors: LG, Bosch Siemens, Samsung and Haier, have contributed to an increasingly competitive pricing environment. We believe that our productivity and cost controls and new innovative product introductions will enhance our ability to respond to these competitive conditions.


Sales by Region


2010
Europe, Middle East, Africa 17%
Latin America 25%
North America 53%
Asia 5%
2009
Europe, Middle East, Africa 19%
Latin America 22%
North America 55%
Asia 4%
2008
Europe, Middle East, Africa 21%
Latin America 19%
North America 57%
Asia 3%

We monitor country-specific economic factors such as gross domestic product, unemployment, consumer confidence, retail trends, housing starts and completions, sales of existing homes and mortgage interest rates as key indicators of industry demand. In addition to profitability, we also focus on country, brand, product and channel sales when assessing and forecasting financial results.

Our leading portfolio of brands includes: *Whirlpool, Maytag, KitchenAid, Brastemp* and *Consul*, each of which have annual revenues in excess of $1 billion. Our global branded consumer products strategy is to introduce innovative new products, increase customer brand loyalty, expand our presence in foreign markets, enhance our trade management platform, improve total cost and quality by expanding and leveraging our global operating platform and where appropriate, make strategic acquisitions and investments.

Despite these challenging business conditions, Whirlpool's ongoing focus on cost reductions, productivity and innovative new product launches continues to enable Whirlpool to adapt to changes in the macroeconomic environment. We experienced branded share growth in most markets we serve fueled by our consumer-relevant innovations and our key new product launches, which continue to be well-received by consumers. Consolidated net sales increased 7.4% compared to 2009 and our consolidated gross margin increased to 14.8% of net sales, an improvement of 0.8 points compared to 2009.

During the year, Whirlpool remained focused on cost reduction and productivity initiatives to offset higher material costs and on continuing to bring consumer relevant innovation to reduce the impact of the unfavorable price/mix environment.

RESULTS OF OPERATIONS

In 2010, consolidated net sales were over $18 billion and consolidated net earnings available to Whirlpool were $619 million, or $7.97 per diluted share, increasing from $328 million or $4.34 per diluted share in 2009. These results include record levels of cost productivity and favorable foreign currency which more than offset unfavorable product price/mix and higher material and oil-related costs. In addition, net earnings in 2010 includes the benefit of $225 million of BEFIEX credits recognized, compared to $69 million in 2009, and the benefit of $225 million of energy tax credits generated in the United States from the production of certain energy efficient appliances, compared to $113 million in 2009. The increase of BEFIEX credits recognized in 2010 was the result of the expiration of a sales tax holiday declared in 2009 by the Brazilian government on certain appliances in our Latin America region. During this holiday, we monetized reduced amounts in BEFIEX credits because our BEFIEX credits are monetized through the offset of sales taxes due. The sales tax holiday expired on January 31, 2010.

In 2010, several significant items also affected earnings including $93 million in antitrust settlements, compared to $56 million in 2009, a total of $78 million in product recall charges, compared to $35 million in 2009, a $53 million charge related to a Brazilian collection dispute compared to $46 million in 2009, and $62 million in curtailment gains related to a retiree healthcare plan, compared to $89 million in 2009. Global industry sales growth slowed significantly in the second half compared to the first half of the year. The overall price/mix environment became unfavorable, particularly in North America where we took pricing actions to match some aggressive competitive pricing pressure. Also, material and oil-related cost increases escalated during the second half of the year. We have recently announced price increases in many markets to address the material and oil-related cost increases.

Consolidated Net Sales

Consolidated net sales increased 7.4% compared to 2009 primarily due to higher unit shipments, higher BEFIEX credits recognized and the favorable impact of foreign currency partially offset by unfavorable product price/mix. Excluding the impact of foreign currency, consolidated net sales increased 5.3% compared to 2009. Consolidated net sales for 2009 decreased 9.6% compared to 2008 primarily due to lower unit shipments and the impact of unfavorable foreign currency. Excluding the impact of foreign currency, consolidated net sales for 2009 decreased 5.8% compared to 2008.

Significant regional trends were as follows:

- North America net sales increased 2.0% compared to 2009 primarily due to a 5.9% increase in units sold. The increase in units sold was driven by strong industry growth in the first half which slowed significantly in the second half primarily in the United States. In addition, net sales were negatively impacted by unfavorable product price/mix, including pricing actions during the second half of 2010 taken to match aggressive competitive pricing pressure, partially offset by the favorable impact of foreign currency. Excluding the impact of foreign currency, North America net sales increased 0.7% in 2010. North America net sales for 2009 decreased 11.0% compared to 2008 primarily due to a 9.5% decrease in units sold. The decline in units sold was due to decreased industry demand resulting from continued weak economies in the United States, Mexico and Canada in 2009. Additionally, net sales were negatively impacted by the unfavorable impact of foreign currency, which was partially offset by favorable product price/mix. Excluding the impact of foreign currency, North America net sales for 2009 decreased 9.4% compared to 2008.
- Latin America net sales increased 26.7% compared to 2009 primarily due to a 16.1% increase in units sold. The increase in units sold was driven by strong industry growth in the first half which moderated somewhat in the second half of the year. In addition, net sales increased due to the favorable impact of foreign currency and higher BEFIEX credits recognized, partially offset by unfavorable product price/mix. Excluding the impact of foreign currency and higher BEFIEX credits, Latin America net sales increased 13.7% in 2010. Latin America net sales for 2009 were unchanged compared to 2008 as the unfavorable impact of foreign currency and lower BEFIEX credits recognized were fully offset by a 14.5% increase in units sold. The increase in units sold in 2009 was a result of favorable economic conditions and a sales tax holiday in Brazil. The sales tax holiday was the primary driver of the reduction of BEFIEX credits recognized. This sales tax holiday was declared by the Brazilian government on certain appliances beginning in the second quarter and extended through the remainder of 2009. During this holiday, we monetized reduced amounts of BEFIEX credits because our BEFIEX credits are monetized through the offset of sales taxes due. The sales tax holiday expired January 31, 2010. Excluding the impact of foreign currency, Latin America net sales for 2009 increased 7.1% compared to 2008.

  We monetized $225 million, $69 million and $168 million of BEFIEX credits during 2010, 2009 and 2008, respectively. We expect to continue recognizing credits as they are monetized. At December 31, 2010, $540 million of these export credits remain. Future actions by the Brazilian government could limit our ability to monetize these export credits.
- Europe net sales decreased 3.3% compared to 2009, primarily due to the unfavorable impact of foreign currency and unfavorable product price/mix driven by an increasingly competitive pricing environment, partially offset by a 4.7% increase in units sold due to higher industry demand, which accelerated during the second half of 2010. Excluding the impact of foreign currency, Europe net sales increased 0.7%. Europe net sales for 2009 decreased 16.9% compared to 2008, primarily due to an 11.7% decrease in units sold due to lower appliance industry demand and the unfavorable impact of foreign currency. Excluding the impact of foreign currency, Europe net sales for 2009 decreased 11.2% compared to 2008.
- Asia net sales increased 30.6%, led by results in India and China, compared to 2009 primarily due to a 22.4% increase in units sold. Excluding the impact of foreign currency, Asia net sales increased 23.8%. Asia net sales for 2009 increased 10.3% compared to 2008 primarily due to a 20.8% increase in units sold partially offset by the impact of unfavorable foreign currency. Excluding the impact of foreign currency, Asia net sales for 2009 increased 18.4% compared to 2008.

Gross Margin

The consolidated gross margin percentage increased 0.8 points to 14.8% compared to 2009, primarily due to cost reduction initiatives, productivity improvements and higher BEFIEX credits recognized, partially offset by unfavorable product price/mix and material cost increases.

Significant regional trends were as follows:

- North America gross margin decreased compared to 2009 primarily due to unfavorable product price/mix, higher material costs, $43 million in higher product recall charges, a $45 million variance in LIFO adjustments from a $41 million reduction in 2009 due to productivity driven cost deflation to a $4 million increase in 2010 due to cost inflation, and $18 million lower postretirement curtailment gain, partially offset by continued cost reductions, improved productivity and higher volumes. North America gross margin for 2009 increased compared to 2008 primarily due to continued cost reductions and improved productivity, product price/mix and a postretirement curtailment gain totaling $80 million. Additionally, gross margin for 2009 was positively impacted by a $41 million reduction in LIFO reserves resulting from productivity driven cost deflation. These gross margin improvements were partially offset by the unfavorable impacts of lower volumes, foreign currency and $35 million in charges associated with a product recall.
- Latin America gross margin increased compared to 2009 primarily due to $156 million higher BEFIEX credits recognized, cost reductions and improved productivity, partially offset by unfavorable product price/mix. Latin America gross margin for 2009 decreased compared to 2008 primarily due to lower BEFIEX credits recognized, higher material and oil-related costs, lower product price/mix and an operating tax settlement, offset by improved productivity and $11 million of credits related to refundable energy surcharges.
- Europe gross margin increased compared to 2009 primarily due to cost reductions and improved productivity, partially offset by unfavorable product price/mix. Europe gross margin for 2009 decreased compared to 2008 primarily due to lower volumes, the unfavorable impact of foreign currency, asset sale gains and insurance proceeds totaling $14 million recognized in 2008. These decreases were partially offset by cost reductions and productivity initiatives and lower material and oil-related costs.
- Asia gross margin decreased compared to 2009 primarily due to higher material and oil-related costs and unfavorable product price/mix, partially offset by the favorable impact of foreign currency. Asia gross margin for 2009 increased compared to 2008 primarily due to continued cost reductions and improved productivity and a $3 million asset sale gain, which were partially offset by unfavorable product price/mix.

Selling, General and Administrative

Selling, general and administrative expenses as a percent of consolidated net sales decreased compared to 2009, primarily due to favorable leverage on increased net sales. Selling, general and administrative expenses increased approximately $54 million compared to 2009 in Latin America, primarily due to the unfavorable impact of foreign currency and higher infrastructure spending to support higher sales volumes. Selling, general and administrative expenses as a percent of consolidated net sales for 2009 decreased compared to 2008, primarily as a result of infrastructure cost reductions and lower brand investments.

Research and Development Costs

Research and development costs increased $27 million or 5.5% compared to 2009 to $516 million or 2.8% of consolidated net sales. In 2009, research and development costs increased $26 million or 5.6% compared to 2008 to $489 million or 2.8% of consolidated net sales. The increases in 2010 and 2009 were primarily due to increased product innovation spending.

Restructuring Costs

Restructuring initiatives resulted in charges of $74 million, $126 million and $149 million in 2010, 2009, and 2008, respectively, due to ongoing efforts to optimize our global operating platform. These charges consist primarily of charges to shift refrigeration and laundry capacity within North America and dishwasher capacity within Europe and reorganize the salaried workforce throughout Europe.

In 2008, management committed to a workforce reduction plan to reduce our employee base worldwide. In 2009 management announced changes to our North American manufacturing operations which resulted in the closure of a manufacturing facility in Evansville, Indiana in June 2010.

Interest and Sundry Income (Expense)

Interest and sundry expense increased $22 million compared to 2009 to $197 million, primarily due to higher charges relating to the compressor plea agreements of approximately $40 million, partially offset by the favorable impacts of foreign currency and higher interest income. In 2009, interest and sundry expense increased by $75 million compared to 2008 to $175 million. The increase in 2009 was primarily due to charges incurred for a Brazilian collection dispute and the compressor settlement agreement, partially offset by the favorable impacts of foreign currency.

Interest Expense

Interest expense increased $6 million compared to 2009 to $225 million, as 2009 benefited from an $8 million reduction in accrued interest as a result of an operating tax settlement. The current year also includes higher amortization of debt issuance costs, partially offset by a reduction in interest expense due to lower average debt levels and interest rates in 2010. In 2009, interest expense increased compared to 2008 primarily due to the combination of higher interest rates and higher average debt levels, partially offset by a reduction in accrued interest of $8 million as a result of entering into a special program in Brazil to settle tax liabilities.

Income Taxes

The effective income tax rate was a benefit of 10.9%, a benefit of 20.6% and a benefit of 81.7% in 2010, 2009 and 2008, respectively. The reduction in tax benefit from 2009 is primarily due to an increase in profitability, partially offset by higher energy tax credits generated in the United States in 2010 from the production of certain eligible energy efficient appliances and higher BEFIEX credits recognized in Brazil. The reduction in tax benefit from 2008 to 2009 was primarily due to an increase in profitability, changes in dispersion of global income and the unfavorable impact of audits and settlements in 2009.

Net Earnings Available to Whirlpool

Net earnings available to Whirlpool increased $291 million compared to 2009 to $619 million or $7.97 per diluted share. The increase was primarily due to cost reductions and improved productivity, $156 million higher BEFIEX credits recognized, higher energy tax credits and higher volumes, partially offset by unfavorable product price/mix and higher material and oil-related costs.

FORWARD-LOOKING PERSPECTIVE

For 2011, we currently estimate earnings per diluted share to be in the range of $12.00 to $13.00, and free cash flow to be in the range of $400 million to $500 million. This outlook includes $200 million, or approximately $2.60 per diluted share, of BEFIEX credits and $300 million, or approximately $4.00 per diluted share, of United States energy tax credits, that we expect to earn during 2011. Our estimate of free cash flow includes contributions to our United States pension plans of approximately $300 million. The energy tax credits are not expected to be monetized during 2011. In North America we expect industry demand to increase 2–3% and in Latin America we expect industry demand to increase 5–10%. In Europe and Asia we expect industry demand to increase 2–4% and 6–8%, respectively. Inflation is expected to increase material costs by approximately $250 million to $300 million, largely driven by increases in component parts, steel and base metals, such as copper, aluminum, zinc and nickel. We expect to offset these higher costs with productivity improvements and new product introductions. Our innovation product pipeline continues to grow, consumer and trade response to our new product offerings has been positive and we continue to accelerate our global branded consumer products strategy of delivering relevant innovation to markets worldwide.

The table below reconciles projected 2011 cash provided by operations determined in accordance with generally accepted accounting principles in the United States (GAAP) to free cash flow, a non-GAAP measure. Management believes that free cash flow provides stockholders with a relevant measure of liquidity and a useful basis for assessing Whirlpool's ability to fund its activities and obligations. There are limitations to using non-GAAP financial measures, including the difficulty associated with comparing companies that use similarly named non-GAAP measures whose calculations may differ from our calculations. We define free cash flow as cash provided by continuing operations after capital expenditures and proceeds from the sale of assets/businesses.

These projections are based on many estimates and are inherently subject to change based on future decisions made by management and the Board of Directors of Whirlpool, and significant economic, competitive and other uncertainties and contingencies.

(Millions of dollars)	2011 Outlook
Cash provided by operating activities	$1,000–$1,100
Capital expenditures	(600)– (650)
Proceeds from sale of assets/businesses	— – 50
Free cash flow	$ 400–$ 500

FINANCIAL CONDITION AND LIQUIDITY

Our objective is to finance our business through operating cash flow and the appropriate mix of long-term and short-term debt. By diversifying the maturity structure, we avoid concentrations of debt, reducing liquidity risk. We have varying needs for short-term working capital financing as a result of the nature of our business. The volume and timing of refrigeration and air conditioning sales impacts our cash flows as we increase inventory to meet increased demand in the summer months.

We have experienced negative global economic trends in recent quarters. To succeed in this environment we have recently announced price increases and have aggressively taken steps to further reduce all areas of cost, production capacity and working capital. We believe that operating cash flow, together with access to sufficient sources of liquidity, will be adequate to meet our ongoing requirements to fund our operations.

Our cash flow priorities for the business in the near term are focused on returning our credit ratings to pre-recession levels. During 2010, we paid down approximately $400 million in debt while funding our capital expenditures, pension and maintaining our dividend. Over the next 15 months, we have $650 million in debt maturities and expect to make a cash pension contribution of approximately $300 million. We may begin to look at addressing a portion of our maturities over the next 15 months as part of our normal capital structure review.

Overall, however, our cash flow and credit rating priorities remain unchanged from our previous priorities and we will continue to prioritize our cash flow accordingly.

Sources and Uses of Cash

We expect to meet our cash needs for 2011 from cash flows from operations, cash and equivalents and financing arrangements. Our cash and equivalents were $1.4 billion at December 31, 2010 and 2009.

Cash Flows from Operating Activities

Cash provided by operating activities in 2010 was $1,078 million, a decrease of $472 million compared to 2009. The reduction in cash provided by operations primarily resulted from required increases in inventory to support product availability and product transitions, partially offset by higher net earnings and more favorable terms of collection of accounts receivable and of payment to suppliers. In addition, the significant slowing of sales growth in the second half resulted in higher than normal inventory levels of approximately three days. Cash provided by operating activities in 2009 was $1,550 million, an increase of $1,223 million compared to 2008. Cash provided by operations in 2009 included lower payments for inventory, lower cash payments for accounts payable and other operating accruals and lower employee compensation payments, partially offset by lower collections of accounts receivable.

Whirlpool offers our suppliers access to a payables presentment and settlement service ("PPS") provided by a third party processor. This service allows our suppliers to view scheduled Whirlpool payments online, enabling them to better manage their cash flow and reduce payment processing costs. Independent of Whirlpool, the PPS provider also allows suppliers to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no economic interest in the sale of these receivables and no direct relationship with financial institutions concerning this service. All of our obligations, including amounts due, remain to our suppliers as stated in our supplier agreements. At 2010, approximately $272 million has been sold by suppliers to participating financial institutions, compared to $145 million in 2009. If the PPS provider or participating financial institutions were no longer willing or able to purchase the receivables from our suppliers, the suppliers may seek to renegotiate supply terms with us, which may affect the timing of our cash flows.

In September 2009, we entered into a settlement agreement with the Brazilian competition commission that requires us to make payments totaling 100 million Brazilian reais. The payments are to be made in twelve equal semiannual installments of approximately $5 million through 2015, totaling approximately $56 million. As of December 31, 2010, approximately $15 million of this amount had been paid.

In September 2010, we entered into a plea agreement with the United States Department of Justice that requires us to pay a fine totaling $91.8 million to the United States government. The amount will be paid in one initial installment of $16.8 million plus accrued interest and five additional annual installments of $15 million each, plus accrued interest. The first installment of $16.8 million plus accrued interest was paid in January 2011.

Cash Flows from Investing Activities

Cash used in investing activities in 2010 was $606 million, an increased outflow of $107 million compared to 2009. The increase in cash used in investing activities was primarily due to increased capital spending to support new products and innovation, the purchase of a brand and lower proceeds from the sale of assets. Cash used in investing activities in 2009 was $499 million compared to an outflow of $433 million in 2008. The increase in cash used in investing activities in 2009 was primarily due to lower proceeds from the sale of assets in 2009 and higher investments primarily associated with business acquisition activity in our international locations.

The goal of our global operating platform is to enhance our competitive position in the global home appliance industry by reducing costs, driving productivity and quality improvements, and accelerating our rate of innovation. We plan to continue our comprehensive worldwide effort to optimize our regional manufacturing facilities, supply base, product platforms and technology resources to better support our global products, brands and customers. We intend to make additional investments to improve our competitiveness in 2011, including capital spending of between $600 and $650 million.

Cash Flows from Financing Activities

Cash used in financing activities in 2010 was $495 million compared to a $144 million inflow in 2009. The decrease was primarily due to a decrease in proceeds from long-term borrowings and the repayment of long-term debt. During 2010, we repaid $379 million of long-term debt and reduced short-term debt by $20 million. In addition, we paid dividends to common stockholders totaling $132 million, and received proceeds from the issuance of common stock related to option exercises of $72 million.

Cash provided by financing activities in 2009 was an inflow of $144 million compared to an inflow of $141 million in 2008. Cash provided by financing activities in 2009 includes proceeds received related to two debt offerings totaling $850 million while 2008 includes proceeds received related to the issuance of $500 million of 5.5% notes due March 1, 2013. In addition, 2009 includes net repayments of short-term borrowings and long-term debt repayments totaling $572 million compared to net repayments of $30 million in 2008. During 2009, we paid dividends to common stockholders totaling $128 million, paid debt financing fees of $38 million and received proceeds from the issuance of common stock related to option exercises of $21 million. During 2008, we repurchased stock totaling $247 million, paid dividends to common stockholders totaling $128 million and received proceeds from the issuance of common stock related to option exercises of $21 million.

Financing Arrangements

We have a $1.35 billion committed credit facility maturing on August 13, 2012 which includes a $200 million letter of credit sub-facility. Borrowings under the credit facility are available to us and designated subsidiaries for general corporate purposes, including commercial paper support. Subsidiary borrowings under this facility, if any, are guaranteed by Whirlpool Corporation. Interest under the credit facility accrues at a variable annual rate based on LIBOR plus a margin or the prime rate plus a margin. The margin is dependent on our credit rating at that time. The credit facility requires us to meet certain leverage and interest coverage requirements. We will incur a commitment fee for any unused portion of the credit facility which is based on Whirlpool's credit rating. At December 31, 2010 and 2009, we had no borrowings outstanding under this credit agreement and are in compliance with financial covenant requirements.

We also had a $522 million committed credit facility which expired on December 1, 2010. At the expiration date and at December 31, 2009, we had no borrowings outstanding under this credit agreement and were in compliance with financial covenant requirements.

In 2009, we completed a debt offering comprised of (1) $350 million aggregate principal amount of 8.0% notes due May 1, 2012 and (2) $500 million aggregate principal amount of 8.6% notes due May 1, 2014. If we experience a downgrade in our credit ratings, the notes are subject to an increase in the interest rate, resulting in higher interest payments. The notes contain customary covenants that limit our ability to incur certain liens or enter into certain sale and lease-back transactions. In addition, if we experience a specific kind of change of control, we are required to make an offer to purchase all of the notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest.

MARKET RISK

We have in place an enterprise risk management process that involves systematic risk identification and mitigation covering the categories of enterprise, strategic, financial, operation and compliance and reporting risk. The enterprise risk management process receives Board of Directors and management oversight, drives risk mitigation decision-making and is fully integrated into our internal audit planning and execution cycle.

We are exposed to market risk from changes in foreign currency exchange rates, domestic and foreign interest rates, and commodity prices, which can affect our operating results and overall financial condition. We manage exposure to these risks through our operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. Derivative financial instruments are viewed as risk management tools and are not used for speculation or for trading purposes. Derivative financial instruments are generally contracted with a diversified group of investment grade counterparties to reduce exposure to nonperformance on such instruments.

We use foreign currency forward contracts, currency options and currency swaps to hedge the price risk associated with firmly committed and forecasted cross-border payments and receipts related to ongoing business and operational financing activities. Foreign currency contracts are sensitive to changes in foreign currency exchange rates. At December 31, 2010, a 10% favorable or unfavorable exchange rate movement in each currency in our portfolio of foreign currency contracts would have resulted in an incremental unrealized gain or loss of approximately $175 million, respectively. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the re-measurement of the underlying exposures.

We enter into commodity swap contracts to hedge the price risk associated with firmly committed and forecasted commodities purchases, the prices of which are not fixed directly through supply contracts. As of December 31, 2010, a 10% favorable or unfavorable shift in commodity prices would have resulted in an incremental gain or loss of approximately $50 million, respectively, related to these contracts.

In January 2009, Standard & Poor's and Fitch Ratings lowered our senior unsecured debt rating from "BBB" to "BBB-" and our short-term corporate credit and commercial paper ratings from "A-2" to "A-3" and "F-2 to F-3", respectively, based on weakened operating performance and the pullback in discretionary consumer spending. Also in January 2009, Moody's Investor Services lowered our senior unsecured rating from "Baa2" to "Baa3" and our commercial paper ratings from "Prime-2" to "Prime-3" based on weakening appliance industry demand. These rating adjustments may result in higher interest costs if we were to seek additional financing in the capital markets.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements about Whirlpool Corporation and its consolidated subsidiaries ("Whirlpool") that speak only as of this date. Whirlpool disclaims any obligation to update these statements. Forward-looking statements in this document may include, but are not limited to, statements regarding expected earnings per share, cash flow, productivity and material and oil-related prices. Many risks, contingencies and uncertainties could cause actual results to differ materially from Whirlpool's forward-looking statements. Among these factors are: (1) intense competition in the home appliance industry reflecting the impact of both new and established global competitors, including Asian and European manufacturers; (2) Whirlpool's ability to continue its relationship with significant trade customers and the ability of these trade customers to maintain or increase market share; (3) changes in economic conditions which affect demand for our products, including the strength of the building industry and the level of interest rates; (4) product liability and product recall costs; (5) litigation and legal compliance risk and costs, especially costs which may be materially different from the amount we expect to incur or have accrued for; (6) the effects and costs of governmental investigations or related actions by third parties; (7) the ability of Whirlpool to manage foreign currency fluctuations; (8) global, political and/or economic uncertainty and disruptions, especially in Whirlpool's significant geographic regions, including uncertainty and disruptions arising from natural disasters or terrorist attacks; (9) the ability of Whirlpool to achieve its business plans, productivity improvements, cost control, leveraging of its global operating platform, and acceleration of the rate of innovation; (10) inventory and other asset risk; (11) fluctuations in the cost of key materials (including steel, oil, plastic, resins, copper and aluminum) and components and the ability of Whirlpool to offset cost increases; (12) the ability of suppliers of critical parts, components and manufacturing equipment to deliver sufficient quantities to Whirlpool in a timely and cost-effective manner; (13) health care cost trends, regulatory changes and variations between results and estimates that could increase future funding obligations for pension and post retirement benefit plans; (14) Whirlpool's ability to obtain and protect intellectual property rights; (15) information technology system failures and data security breaches; (16) the impact of labor relations; (17) our ability to attract, develop and retain executives and other qualified employees; and (18) changes in the legal and regulatory environment including environmental and health and safety regulations. Additional information concerning these and other factors can be found in Whirlpool Corporation's filings with the Securities and Exchange Commission, including the most recent annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

PERFORMANCE GRAPH

The graph below depicts the yearly dollar change in the cumulative total stockholder return on our common stock with the cumulative total return of Standard & Poor's (S&P) Composite 500 Stock Index and the cumulative total return of the S&P 500 Household Durables Index for the years 2006 through 2010.* The graph assumes $100 was invested on December 31, 2005, in Whirlpool common stock, the S&P 500 and the S&P Household Durables Index.

*Cumulative total return is measured by dividing (1) the sum of (a) the cumulative amount of the dividends for the measurement period, assuming dividend reinvestment, and (b) the difference between share price at the end and at the beginning of the measurement period by (2) the share price at the beginning of the measurement period.

TOTAL RETURN TO SHAREHOLDERS

(Includes reinvestment of dividends)

	Annual Return Percentage				
	Years Ending				
Company/Index	Dec. '06	Dec. '07	Dec. '08	Dec. '09	**Dec. '10**
Whirlpool Corporation	1.10%	0.16%	(47.96)%	103.39%	**12.45%**
S&P 500 Index	15.79	5.49	(37.00)	26.46	**15.06**
S&P 500 Household Durables	(5.35)	(29.80)	(42.57)	36.06	**22.87**

	Base Period	Indexed Returns				
		Years Ending				
Company/Index	Dec. '05	Dec. '06	Dec. '07	Dec. '08	Dec. '09	**Dec. '10**
Whirlpool Corporation	$100	$101.10	$101.26	$52.70	$107.18	**$120.52**
S&P 500 Index	100	115.79	122.16	76.96	97.33	**111.99**
S&P 500 Household Durables	100	94.65	66.44	38.16	51.92	**63.80**


$140
105
70
35
0
2005
2006
2007
2008
2009
2010
WHIRLPOOL CORPORATION
S&P 500 INDEX
S&P 500 HOUSEHOLD DURABLES

Consolidated Statements of Income

(Millions of dollars, except per share data)

Year Ended December 31,	**2010**	2009	2008
Net sales	**$18,366**	$17,099	$18,907
Expenses			
Cost of products sold	**15,652**	14,713	16,383
Gross Margin	**2,714**	2,386	2,524
Selling, general and administrative	**1,604**	1,544	1,798
Intangible amortization	**28**	28	28
Restructuring costs	**74**	126	149
Operating profit	**1,008**	688	549
Other income (expense)			
Interest and sundry income (expense)	**(197)**	(175)	(100)
Interest expense	**(225)**	(219)	(203)
Earnings before income taxes and other items	**586**	294	246
Income tax benefit	**(64)**	(61)	(201)
Earnings before equity earnings	**650**	355	447
Equity in loss of affiliated companies	**—**	(1)	—
Net earnings	**650**	354	447
Less: Net earnings available to noncontrolling interests	**(31)**	(26)	(29)
Net earnings available to Whirlpool	**$ 619**	$ 328	$ 418
Per share of common stock			
Basic net earnings available to Whirlpool	**$ 8.12**	$ 4.39	$ 5.57
Diluted net earnings available to Whirlpool	**$ 7.97**	$ 4.34	$ 5.50
Dividends	**$ 1.72**	$ 1.72	$ 1.72
Weighted-average shares outstanding (in millions)			
Basic	**76.2**	74.6	75.1
Diluted	**77.6**	75.6	76.0

WHIRLPOOL CORPORATION

Consolidated Balance Sheets

(Millions of dollars, except share data)

At December 31,	2010	2009
Assets		
Current assets		
Cash and equivalents	$ 1,368	$ 1,380
Accounts receivable, net of allowance of $66 in 2010 and $76 in 2009	2,278	2,500
Inventories	2,792	2,197
Deferred income taxes	204	295
Prepaid and other current assets	673	653
Total current assets	7,315	7,025
Property, net of accumulated depreciation of $6,660 in 2010 and $6,360 in 2009	3,134	3,117
Goodwill	1,731	1,729
Other intangibles, net of accumulated amortization of $146 in 2010 and $132 in 2009	1,789	1,796
Deferred income taxes	1,305	1,104
Other noncurrent assets	310	323
Total assets	$15,584	$15,094
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 3,660	$ 3,308
Accrued expenses	671	632
Accrued advertising and promotions	426	475
Employee compensation	467	501
Notes payable	2	23
Current maturities of long-term debt	312	378
Other current liabilities	611	624
Total current liabilities	6,149	5,941
Noncurrent liabilities		
Long-term debt	2,195	2,502
Pension benefits	1,519	1,557
Postretirement benefits	610	693
Other noncurrent liabilities	791	641
Total noncurrent liabilities	5,115	5,393
Stockholders' equity		
Common stock, $1 par value, 250 million shares authorized, 106 million and 105 million shares issued in 2010 and 2009, 76 million and 75 million shares outstanding in 2010 and 2009	106	105
Additional paid-in capital	2,156	2,067
Retained earnings	4,680	4,193
Accumulated other comprehensive loss	(893)	(868)
Treasury stock, 30 million shares in 2010 and 2009	(1,823)	(1,833)
Total Whirlpool stockholders' equity	4,226	3,664
Noncontrolling interests	94	96
Total stockholders' equity	4,320	3,760
Total liabilities and stockholders' equity	$15,584	$15,094

Consolidated Statements of Cash Flows

(Millions of dollars)

Year Ended December 31,	2010	2009	2008
Operating activities			
Net earnings	$ 650	$ 354	$ 447
Adjustments to reconcile net earnings to cash provided by operating activities:			
Depreciation and amortization	555	525	597
Curtailment gain	(62)	(92)	—
Loss (gain) on disposition of assets	2	(4)	(60)
Increase (decrease) in LIFO inventory reserve	4	(41)	42
Gain on sale of brand	(10)	—	—
Equity in losses of affiliated companies, less dividends received	—	1	—
Changes in assets and liabilities:			
Accounts receivable	187	(286)	300
Inventories	(595)	578	(174)
Accounts payable	341	326	(250)
Taxes deferred and payable, net	(94)	(112)	(256)
Accrued pension	(16)	(84)	(123)
Employee compensation	(6)	213	(84)
Other	122	172	(112)
Cash provided by operating activities	1,078	1,550	327
Investing activities			
Capital expenditures	(593)	(541)	(547)
Investment in related businesses	(18)	(35)	(5)
Proceeds from sale of assets	17	77	119
Proceeds from sale of brand	15	—	—
Acquisition of brand	(27)	—	—
Cash used in investing activities	(606)	(499)	(433)
Financing activities			
Repayments of long-term debt	(379)	(210)	(131)
Dividends paid	(132)	(128)	(128)
Common stock issued	72	21	21
Net (repayments) proceeds from short-term borrowings	(20)	(362)	101
Purchase of noncontrolling interest shares	(12)	—	—
Proceeds from borrowings of long-term debt	2	872	545
Purchase of treasury stock	—	—	(247)
Other	(26)	(49)	(20)
Cash (used in) provided by financing activities	(495)	144	141
Effect of exchange rate changes on cash and equivalents	11	39	(90)
(Decrease) increase in cash and equivalents	(12)	1,234	(55)
Cash and equivalents at beginning of year	1,380	146	201
Cash and equivalents at end of year	$1,368	$1,380	$ 146
Supplemental disclosure of cash flow information			
Cash paid for interest	$ 218	$ 209	$ 200
Cash paid for income taxes	31	51	76

Report by Management on the Consolidated Financial Statements

The management of Whirlpool Corporation has prepared the accompanying financial statements. The financial statements have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, based upon their audits, expresses the opinion that these financial statements present fairly the consolidated financial position, statements of income and cash flows of Whirlpool and its subsidiaries in accordance with accounting principles generally accepted in the United States. Their audits are conducted in conformity with the auditing standards of the Public Company Accounting Oversight Board (United States).

The financial statements were prepared from the Company's accounting records, books and accounts which, in reasonable detail, accurately and fairly reflect all material transactions. The Company maintains a system of internal controls designed to provide reasonable assurance that the Company's books and records, and the Company's assets are maintained and accounted for, in accordance with management's authorizations. The Company's accounting records, policies and internal controls are regularly reviewed by an internal audit staff.

The audit committee of the Board of Directors of the Company is composed of five independent directors who, in the opinion of the board, meet the relevant financial experience, literacy, and expertise requirements. The audit committee provides independent and objective oversight of the Company's accounting functions and internal controls and monitors (1) the objectivity of the Company's financial statements, (2) the Company's compliance with legal and regulatory requirements, (3) the independent registered public accounting firm's qualifications and independence, and (4) the performance of the Company's internal audit function and independent registered public accounting firm. In performing these functions, the committee has the responsibility to review and discuss the annual audited financial statements and quarterly financial statements and related reports with management and the independent registered public accounting firm, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," to monitor the adequacy of financial disclosure. The committee also has the responsibility to retain and terminate the Company's independent registered public accounting firm and exercise the committee's sole authority to review and approve all audit engagement fees and terms and pre-approve the nature, extent, and cost of all non-audit services provided by the independent registered public accounting firm.

Roy W. Templin
Executive Vice President and Chief Financial Officer
February 14, 2011

Management's Report on Internal Control Over Financial Reporting

The management of Whirlpool Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Securities Exchange Act of 1934. Whirlpool's internal control system is designed to provide reasonable assurance to Whirlpool's management and board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The management of Whirlpool assessed the effectiveness of Whirlpool's internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment and those criteria, management believes that Whirlpool maintained effective internal control over financial reporting as of December 31, 2010.

Whirlpool's independent registered public accounting firm has issued an audit report on its assessment of Whirlpool's internal control over financial reporting. This report appears on page 43.

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer
February 14, 2011

Roy W. Templin
Executive Vice President and
Chief Financial Officer
February 14, 2011

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity (not presented separately here) and cash flows for each of the three years in the period ended December 31, 2010 and in our report dated February 14, 2011, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying financial statements (presented on pages 38 through 40) is fairly stated, in all material respects from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Whirlpool Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 14, 2011

Report of Independent Registered Public Accounting Firm

The Stockholders and Board of Directors

Whirlpool Corporation

We have audited Whirlpool Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Whirlpool Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Whirlpool Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Whirlpool Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010, and our report dated February 14, 2011 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
February 14, 2011

Five-Year Selected Financial Data

(Millions of dollars, except share and employee data)

	2010	2009	2008	2007	2006
Consolidated Operations					
Net sales	**$18,366**	$17,099	$18,907	$19,408	$18,080
Restructuring costs	**74**	126	149	61	55
Depreciation and amortization(1)	**555**	525	597	593	550
Operating profit	**1,008**	688	549	1,063	823
Earnings from continuing operations before income tax and other items	**586**	294	246	804	619
Earnings from continuing operations before noncontrolling interest	**650**	354	447	669	494
Loss from discontinued operations(2)	**—**	—	—	(7)	(53)
Net earnings available to Whirlpool	**619**	328	418	640	433
Capital expenditures	**593**	541	547	536	576
Dividends	**132**	128	128	134	130
Consolidated Financial Position					
Current assets	**$ 7,315**	$ 7,025	$ 6,044	$ 6,555	$ 6,517
Current liabilities	**6,149**	5,941	5,563	5,893	6,043
Accounts receivable, inventories and accounts payable, net	**1,410**	1,389	1,889	2,009	2,079
Property, net	**3,134**	3,117	2,985	3,212	3,157
Total assets	**15,584**	15,094	13,532	14,009	13,759
Long-term debt	**2,195**	2,502	2,002	1,668	1,798
Whirlpool stockholders' equity	**4,226**	3,664	3,006	3,911	3,283
Per Share Data					
Basic net earnings from continuing operations	**$ 8.12**	$ 4.39	$ 5.57	$ 8.24	$ 6.47
Diluted net earnings from continuing operations	**7.97**	4.34	5.50	8.10	6.35
Diluted net earnings	**7.97**	4.34	5.50	8.01	5.67
Dividends	**1.72**	1.72	1.72	1.72	1.72
Book value(3)	**54.48**	48.48	39.54	48.96	42.93
Closing Stock Price—NYSE	**88.83**	80.66	41.35	81.63	83.02
Key Ratios					
Operating profit margin	**5.5%**	4.0%	2.9%	5.5%	4.6%
Pre-tax margin(4)	**3.2%**	1.7%	1.3%	4.1%	3.4%
Net margin(5)	**3.4%**	1.9%	2.2%	3.3%	2.7%
Return on average Whirlpool stockholders' equity(6)	**15.7%**	9.8%	10.7%	18.1%	15.7%
Return on average total assets(7)	**4.0%**	2.3%	3.0%	4.6%	3.9%
Current assets to current liabilities	**1.2**	1.2	1.1	1.1	1.1
Total debt as a percent of invested capital(8)	**36.7%**	43.6%	46.0%	34.5%	41.2%
Price earnings ratio	**11.2**	18.6	7.5	10.2	14.6
Other Data					
Common shares outstanding (in thousands):					
Average number—on a diluted basis	**77,628**	75,584	76,019	79,880	76,471
Year-end common shares outstanding	**76,030**	74,704	73,536	75,835	78,484
Year-end number of stockholders	**14,080**	14,930	14,515	15,011	15,311
Year-end number of employees	**70,758**	66,884	69,612	73,682	73,416
Five-year annualized total return to stockholders(9)	**3.8%**	5.8%	(8.5)%	11.8%	4.9%

(1) Depreciation method changed prospectively from a straight-line method to a modified units of production method in 2009.
(2) Our earnings from continuing operations exclude certain dispositions adjacent to the Maytag acquisition.
(3) Total Whirlpool stockholders' equity divided by total outstanding shares.
(4) Earnings from continuing operations before income taxes and other items, as a percent of net sales.
(5) Net earnings available to Whirlpool, as a percent of net sales.
(6) Net earnings (loss), divided by average Whirlpool stockholders' equity.
(7) Net earnings (loss), divided by average total assets.
(8) Debt divided by debt, Whirlpool stockholders' equity and noncontrolling interests.
(9) Stock appreciation plus reinvested dividends, divided by share price at the beginning of the period.

Shareholder and Other Information

Whirlpool Corporation's Annual Report on Form 10-K, a cassette tape recording of the annual meeting of shareholders and other financial information, is available free of charge to stockholders of record.

The Financial Summary contained in this Annual Report should be read together with the Company's Consolidated Financial Statements and related notes, and the "Management's Discussion and Analysis." This information appears in the Financial Supplement to the Company's 2011 Proxy Statement and in the Financial Supplement to the 2010 Annual Report on Form 10-K, both of which are available through the Internet at www.whirlpoolcorp.com.

This Annual Report contains forward-looking statements. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially because of the factors discussed in the "Risk Factors" section of the Form 10-K.

Company earnings releases for each quarter—typically issued in April, July, October and February—can be obtained by contacting:

Greg Fritz
Assistant Treasurer and Senior Director, Investor Relations
Whirlpool Corporation
2000 N. M-63, Mail Drop 2800
Benton Harbor, MI 49022-2692
Telephone: 269-923-2641
Fax: 269-923-3525
E-mail: investor_relations@whirlpool.com

Stock Exchanges

Common stock of Whirlpool Corporation (exchange symbol: WHR) is listed on the New York and Chicago stock exchanges.

Annual Meeting

Whirlpool Corporation's next annual meeting is scheduled for April 19, 2011, at 8 a.m. (Central Time), at 120 East Delaware Place, 8th Floor, Chicago, IL.

Transfer Agent, Shareholder Records, Dividend Disbursements and Corporate Secretary

For information about or assistance with individual stock records, transactions, dividend checks or stock certificates, contact:

Computershare Trust Company, N.A.
Shareholder Services
P.O. Box 43069
Providence, RI 02940-3069
Telephone: 877-453-1504
Outside the United States:
781-575-2879
TDD/TTY for hearing impaired:
800-952-9245
www.computershare.com

For additional information, contact:

Robert J. LaForest
Corporate Secretary
Whirlpool Corporation
2000 N. M-63, Mail Drop 2200
Benton Harbor, MI 49022-2692
Telephone: 269-923-5355
E-mail: robert.laforest@whirlpool.com

Direct Stock Purchase Plan

As a participant in the DirectSERVICE Investment and Stock Purchase Program, you can be the direct owner of your shares of Whirlpool Common Stock.

Non-shareholders may purchase their initial shares through the plan for a minimum of $250, or through automatic bank account debits of $50 for five months. Participants may make cash contributions of up to $250,000 annually, invested daily, with or without reinvesting their dividends, and can sell part of the shares held in the program without exiting the plan. There are modest transaction processing fees and brokerage commissions for purchases, sales and dividend reinvestment.

For details, contact Computershare or visit its Direct Stock Purchase Plan website to enroll.

Stock-Split and Dividend History

March 1952:	2-for-1 stock exchange
December 1954:	100% stock dividend
May 1965:	2-for-1
May 1972:	3-for-1
December 1986:	2-for-1

Example: 100 shares of Whirlpool Common Stock purchased in February 1952 equaled 4,800 shares in January 2011.

For each quarter during 2009 and 2010, Whirlpool paid a dividend of $0.43 per share.

Market Price

	High	Low	Close
4Q 2010	$ 91.28	$72.95	$88.83
3Q 2010	96.90	71.00	80.96
2Q 2010	118.44	86.86	87.82
1Q 2010	91.11	73.30	87.25
4Q 2009	$ 85.01	$65.37	$80.66
3Q 2009	73.84	41.34	69.96
2Q 2009	49.96	28.44	42.56
1Q 2009	49.08	19.19	29.59

As of February 7, 2011, the number of holders of record of the common stock of Whirlpool was 14,020.

Trademarks

Whirlpool, Duet, Maytag, Maxima, KitchenAid, Jenn-Air, Amana, Brastemp, Consul, Bauknecht, Gladiator, 6th Sense, Affresh, Bravos X, Ice$_2$O, Gemini, Pro Line, Chef Touch, Superba, Tandem, Touch and Go, Clean, Fly, ProFresh Combi and Ignis are trademarks of Whirlpool Corporation or its wholly or majority-owned affiliates.

Fast Company, Forbes, ENERGY STAR, Newsweek, NYSE Euronext, Closing Bell, Habitat for Humanity, Fortune, Instituto Consulado da Mulher, Cook for the Cure, Susan G. Komen for the Cure, Boys & Girls Clubs of America, Kenmore, Allfix and Builder News are owned by their respective companies.

Board of Directors

Samuel R. Allen[2, 4]
Chairman and Chief Executive Officer,
Deere & Company

Herman Cain[2, 4]
Chief Executive Officer and President,
THE New Voice, Inc.

Gary T. DiCamillo[1, 3]
Partner, Eaglepoint Advisors, LLC

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer,
Whirlpool Corporation

Kathleen J. Hempel[1, 3]
Former Vice Chairman and
Chief Financial Officer,
Fort Howard Corporation

Michael F. Johnston[1, 2]*
Former Chairman of the Board
and Chief Executive Officer,
Visteon Corporation

William T. Kerr[2, 4]
President and Chief Executive Officer,
Arbitron, Inc.

John D. Liu[1, 3]
Chief Executive Officer,
Essex Equity Capital Management

Miles L. Marsh[1, 4]
Former Chairman of the Board and
Chief Executive Officer,
Fort James Corporation

William D. Perez[3, 4]
Senior Advisor to Greenhill & Co., Inc.

Paul G. Stern[2, 4]
Partner, Arlington Capital Partners, L.L.P.
and Thayer Capital Partners, L.L.P.
and Chairman, Claris Capital Partners

Janice D. Stoney[2, 3]
Former Executive Vice President,
US WEST Communications Group, Inc.

Michael A. Todman
President,
Whirlpool International
Whirlpool Corporation

Michael D. White[2, 4]
Chairman, President and
Chief Executive Officer,
DIRECTV GROUP, Inc.

(1) Audit Committee
(2) Corporate Governance and Nominating Committee
(3) Finance Committee
(4) Human Resources Committee
*Presiding Director of the Whirlpool Corporation Board

Executive Committee

Jeff M. Fettig
Chairman of the Board and
Chief Executive Officer

David A. Binkley
Senior Vice President,
Global Human Resources

Marc Bitzer
President,
Whirlpool North America

Bracken Darrell
Executive Vice President and President,
Whirlpool Europe

José A. Drummond
Executive Vice President and
President, Whirlpool S.A.

Daniel F. Hopp
Senior Vice President,
Corporate Affairs and
General Counsel

David T. Szczupak
Executive Vice President,
Global Product Organization

Roy W. Templin
Executive Vice President and
Chief Financial Officer

Michael A. Todman
President,
Whirlpool International

Whirlpool Corporation and General Offices

World Headquarters and North America Region
2000 N. M-63
Benton Harbor, MI 49022-2692
Telephone: 269-923-5000

Europe, Middle East and Africa Region
Viale G. Borghi 27
21025 Comerio (VA), Italy
Telephone: 39-0332-759-111

Latin America Region
Av. das Nações Unidas
12.995, 32° andar
CEP 04578-000 São Paulo
SP Brazil
Telephone: 55-11-3787-6100

Asia Region – North
Building 8
No. 1888 Xing Jin Qiao Road
Pudong, Shanghai PRC 201206
Telephone: 86-21-6169-2999

Asia Region – South
Whirlpool of India Limited
Whirlpool House
Plot No. 40, Sector 44
Gurgaon – 122 002
Haryana, India
Telephone: 91-124-459-1300

Internet Address
Information about Whirlpool Corporation, including financial data, is available at: www.whirlpoolcorp.com

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com
Photography: CEO portrait, John Nienhaus. Principal lifestyle photography, Whirlpool Corporation Photo Services Group
Printing: The Fox Company, Inc. Lithographers


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Whirlpool
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